Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-51470) pertaining to the Garmin Ltd. Amended and Restated Employee Stock Purchase Plan, Garmin Ltd. Amended and Restated 2000 Equity Incentive Plan, and Garmin Ltd. Amended and Restated 2000 Non-Employee Directors’ Option Plan of our reports dated February 24, 2010, with respect to the consolidated financial statements and schedule of Garmin Ltd., and the effectiveness of internal control over financial reporting of Garmin Ltd. included in its Annual Report (Form 10-K) for the year ended December 26, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri
June 24, 2010